Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the periods indicated below, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Thirteen weeks ended
	March 28, 2018		December 27, 2017		December 28, 2016	December 30, 2015	December 31, 2014		December 25, 2013
Earnings:
Income before income taxes	$6,177		$160,293		$28,496	$6,428	$2,780		$5,883
Add:
Fixed charges	1,928		6,409		3,912	2,943	2,032		1,155
Less:
Capitalized interest	44		164		-	108	-		-
Net income attributable to non-controlling interests	1,471		9,204		9,700	11,900	-		-
Total earnings	$6,590		$157,334		$22,708	$(2,637)	$4,812		$7,038
Fixed charges:
Interest expensed and capitalized, inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$609		$1,806		$374	$440	$365		$56
Estimate of the interest component of rental expense (25% of rental expense)	1,319		4,603		3,538	2,503	1,667		1,099
Total fixed charges	$1,928		$6,409		$3,912	$2,943	$2,032		$1,155
Ratio of earnings to fixed charges	3.42	x	24.55	x	5.80x	*	2.37	x	6.09	x

* Earnings for fiscal year ended December 30, 2015 were inadequate to cover fixed charges by $5,580.

“Fixed charges” is defined in Item 503 of Reg S-K as sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

“Earnings” is defined as the result from adding and subtracting the following items - add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.